May 19, 2026

Jason D. Lamb
Chief Executive Officer
The LGL Group, Inc.
2525 Shader Road
Orlando, Florida 32804

        Re: The LGL Group, Inc.
            Registration Statement on Form S-1
            Filed May 14, 2026
            File No. 333-295925
Dear Jason D. Lamb:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Jenny O'Shanick at 202-551-8005 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing
cc:    Spencer G. Feldman